February 17, 2005



Mail Stop 03-06

Michael A. Davis, M.D., D.SC.
Chairman of Executive Committee of the Board of Directors
OmniCorder Technologies, Inc.
125 Wilbur Place, Suite 120
Bohemia, New York 11716

Re:	OmniCorder Technologies, Inc.
      Registration Statement on Form SB-2
      Filed January 27, 2005
		File No. 333-122328

Dear Dr. Davis:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
1. Tell us whether your December 2004 private offering involved any
entitlement to participate in a rights offering or the under-subscription to a rights offering. If so, it appears that you started the rights offering to the private placement participants in
December.  Tell us how it would be consistent with Section 5 of the
Securities Act to complete that private rights offering via a registered offering.
2. Your disclosure indicates that the public rights offering and the
private placement conducted in December 2004 were together a
"total
financing," and that the rights offering was "immediately" implemented following the December financing. Please supplementally provide us with your analysis as to why the public rights offering and the private offering in December 2004 should not be considered a single transaction for purposes of Section 5 of the Securities
Act.
3. We note that you conducted a conference call on January 28,
2005,
one day after you filed your registration statement where, among other things, you discussed your projections for commercialization of your products within the next 12 - 18 months.  Please
supplementally
provide us with a transcript of the conference call.  If the call did
include a discussion of your projections, please supplementally provide an analysis as to how the call was consistent with Section 5 of the Securities Act.  Refer to Securities Act Release No. 5180
(August 16, 1971).
Fee Table
4. Because the subscription rights you are distributing involve an offering of convertible preferred stock, please revise the fee table to register the Series A convertible preferred stock in addition to the underlying common shares.
5. Please revise footnote 1 to reflect the language of rule
416(a).
6. Refer to footnote (3). Given that you are registering shares that underlie convertible securities, it appears that you should calculate the registration fee based on Rule 457(i) rather than Rule 457(c). Please revise or advise.
7. Show us how you calculated the number of common shares that underlie the rights.

Cover Page
8. Revise here and throughout your document to state more precisely the ratio of subscription rights to be distributed per number of common shares held.
9. Disclose that your preferred stock can automatically convert to common stock.
10. Refer to your disclosure of the "conversion price" of the preferred stock. Please clarify whether preferred shareholders must pay additional consideration to convert the preferred shares into common shares.

Questions and Answers about OmniCorder Technology`s Subscription
Rights
Offering - Page 6
11. With a view toward disclosure, tell us whether affiliates may participate in the rights offering. Tell us whether you believe affiliates` rights and underlying securities would be subject to the resale restrictions of Rule 144. Also tell us whether you believe that the recipients of rights transferred from affiliates would be receiving restricted securities.

How long will the subscription rights offering last? - Page 6
12. We note that you may extend the expiration time of the rights offering in your discretion. Please revise to indicate the latest date to which the offering may be extended.
13. Please revise to indicate whether subscribers will be able to revoke their exercise in the event you extend the rights offering.

What happens if I choose not to exercise my subscription rights? -
Page 7
14. The first sentence of this section states that unexercised subscription rights will be distributed to other security holders. However, it appears that you will have distributed all registered subscription rights immediately upon the record date, so it is unclear how you will have additional registered rights to distribute to other security holders upon the expiration of the rights offering.
Please advise.
15. It appears that those to whom you will subsequently offer rights based on the unexercised initial rights will be participating in a different offering than the transaction you have currently registered. Investors in that second offering will be making investment decisions at a different time and under different circumstances than the recipients of the initial rights. At the time of that subsequent offering, you will need to provide more current material information, like the results of the initial rights offering. Please tell us:
* Why you believe it is appropriate to register that second offering in this registration statement;
* Why you have not identified a second offering in the fee table;
and
* What subsection of Rule 415 permits you to register a delayed offering of rights.
16. Clarify whether the purchasers in your December private placement will receive any rights if over subscriptions from current common stockholders would result in the purchase of all of your offered preferred stock. If so, indicate how you will allocate remaining preferred shares between those who over subscribed and those who purchased in your December 2004 private placement.

What is the board of directors` recommendation - Page 10
17. Clarify the extent of affiliates` participation in the December offering.

May stockholders in all states participate - Page 10
18. Clarify the states in which the offering may not occur and the percentage of your securities affected. Also, clarify the extent of your shares held subject to the restrictions in the last paragraph on page 75 and the "regulatory limitation" on page 76.

What are the U.S. Federal Income Tax Consequences - Page 10
19. Expand this section to indicate briefly the tax treatment upon the sale, exchange or other disposition of subscription rights or Series A convertible stock acquired upon the exercise of subscription rights.

If the rights offering is not completed - Page 10
20. Tell us the authority on which you rely for concluding that the
10-day period is consistent with the "prompt" return required by Rule
15c2-4.
21. Clarify whether you will hold funds until all subscribers` payments have cleared. Instead, do you mean that you will return funds to each subscriber promptly after that individual`s funds have cleared?

Risks Relating to the Rights Offering - Page 15

You may not revoke your subscription rights exercise - Page 15
22. Revise this risk factor to discuss the additional risk to subscribers resulting from the fact that you may decide to extend the exercise period.

Series A Convertible Preferred Stock - Page 63
23. Refer to the 20-day period which will result in mandatory conversion. Clarify the effect of trading days in which no shares are sold. Also clarify the effect of such an event on the re-pricing element of the "anti-dilution provisions."

Restrictions on Transfer - Page 65
24. With a view toward clarified disclosure, tell us which securities received in this offering by non-affiliates may not be transferred absent registration.

The Subscription Rights Offering - Page 70

General - Page 70
25. Please explain, both here and in the summary, how you determined the ratio of one subscription right to be distributed per approximately eight shares of common stock.


Unexercised Subscription Rights - Page 70
26. Please expand your disclosure to explain more fully the operation of the over-subscription rights. For instance, indicate:
* Whether over-subscribers will be able to revoke the exercise of over-subscription rights;
* When over-subscribers will be required to pay for their exercise of over-subscribed rights;
* When over-subscribers will learn the number of preferred shares they have been allocated; and
* Whether they will be entitled to interest on excess payments for any over-subscription allocation.
27. Please identify the third parties to whom you may offer subscription rights in the event the rights are under-subscribed. Also indicate the circumstances in which you would choose to offer the rights to third parties.

Issuance of Series A - Page 76
28. Please clarify why you are issuing common stock upon the termination of the offering period. On page 75, you imply that no securities will be issued upon the termination of the offering period. Also, it appears that the rights are exercisable for preferred stock.

Material Income Tax Consequences - Page 77
29. Here and in your summary, revise to state unequivocally the tax consequences, not simply what the tax consequences "generally" will be, or what you intend them to be. If you cannot state what the tax consequences are:
* Disclose the reasons for and degree of uncertainty;
* Describe the potential tax consequences if your expectations prove to be incorrect; and
* Include appropriate risk factors.
30. We note your disclosure that you will not obtain an opinion from legal counsel concerning the tax consequences of the subscription rights offering. Please provide a tax opinion or explain why an opinion is not required. Refer to Item 601(b)(8) of Regulation S-B.
31. Please clarify how investors are to determine the fair market value of their subscription rights.


Plan of Distribution - Page 79
32. We note your disclosure that some of your employees may "solicit responses" from shareholders in connection with the offering. Please revise to identify these persons in the prospectus. Also tell us whether these persons will register as broker-dealers pursuant to
Section 15 of the Exchange Act or supplementally provide us with a detailed analysis of why they are exempt from registration.

Second Prospectus - Page SS-1
33. Please expand this document to include all information required in a prospectus filed in a Form SB-2. Also, ensure that material information in the second prospectus is not obscured by information that is material only to the rights offering.

Exhibit 5.1
34. Please note that counsel must also opine that the subscription rights are binding obligations of OmniCorder Technologies under the state contract law that governs the rights.
35. We note that counsel`s opinion is qualified by reference to both the description in the registration statement and the resolutions of the Board. With a view toward disclosure and a clarified option, please tell us what elements of the Board resolutions are not included in the prospectus. If none, please tell us why both qualifications are necessary.
36. Please provide the exhibit and consent required by Rule 436 regarding the reference to your counsel`s opinion on page 46.

* * * * *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 824-5697 with any other questions.

Sincerely,



							Russell Mancuso
      Branch Chief

cc (via fax):	Spencer G. Feldman, Esq.
		Richard Rosier, Esq.
		Greenberg Traurig, LLP


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OmniCorder Technologies, Inc.
February 17, 2005
Page 7